Mail Stop 4561

March 11, 2009

Mr. Hung-Lang Huang
Chairman, Chief Executive Officer and President
DIAS Holding, Inc.
16630 Southfield Road
Allen Park, MI 48101

      Re: DIAS Holding, Inc.
             Item 4.01 Form 8-K
             Filed February 10, 2009, as amended on March 11, 2009
             File No. 0-51898

Dear Mr. Hung-Lang:

      We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

             Sincerely,

             Jonathan Wiggins
             Staff Accountant